Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

Date: September 18, 2019

Our Transformation Continues September 2019

Cautionary Statements 2 This presentation contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand's proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand's or Milacron's financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand's business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the approval of Milacron's stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand's and/or Milacron's common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand's issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron's management's attention from Milacron's ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron's operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand's and Milacron's control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand's and Milacron's reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Cautionary Statements 3 Additional Information and Where to Find It In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand has filed with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand's common stock to be issued in connection with the Proposed Transaction. The registration statement includes a prospectus of Hillenbrand and a preliminary proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron's stockholders when it becomes available. Investors and security holders may obtain the registration statement and the proxy statement/prospectus free of charge from the SEC's website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand's website at www.hillenbrand.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron's website at www.Milacron.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000 . Participants in the Solicitation Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron's stockholders with respect to the Proposed Transaction. Information about Hillenbrand's directors and executive officers is available in Hillenbrand's Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron's securities by Milacron's directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the Proposed Transaction. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.

Key Messages 4 Significant strides transforming Hillenbrand into a global diversified industrial company 1 Focused on building platforms to develop scale and enhance leadership positions to drive profitable growth; integrating Milacron is a key priority 4 Market leadership driven by highly-engineered products with core technologies differentiated by applications expertise 2 The Hillenbrand Operating Model (HOM) is a competitive differentiator; historically focused on margin expansion and now adding tools to drive profitable growth 3 Strong free cash flow with focus on rapidly paying down debt post-Milacron acquisition; temporarily lowering priority of M&A and share repurchases 5 Passionate leadership team driving transformation with runway for significant shareholder value creation 6

Company Overview & Strategy 5

Hillenbrand at a Glance 6 REVENUE BY GEOGRAPHY2 REVENUE BY SEGMENT REVENUE $1.8B ADJUSTED EBITDA MARGIN1 16.6% DIVIDEND YIELD 2.7% Global Diversified Industrial that Engineers, Manufactures, and Sells Products and Services into a Variety of End Markets LOCATIONS3 40 EMPLOYEES ~6,500 MARKET CAP $2.0B *Market Cap and Dividend Yield as of 9/16/19; all other data as of 9/30/18 1 Adjusted EBITDA Margin is a Non-GAAP measure. See appendix for reconciliation. 2 Company estimate. 3 Includes headquarters, significant manufacturing and sales & technical locations.

Where We Were (2012)1 Journey to Become a Global Diversified Industrial Three businesses in 10+ countries ~3,900 employees $1.1B market cap Adj. EBITDA $207M FCF $117M Completed Coperion acquisition December 2012 Six businesses in 40+ countries ~6,500 employees $2.0B market cap2 Adj. EBITDA $294M3 FCF $221M3 Announced transformational Milacron acquisition July 2019 Where We Are (2019) $1.0B 69% 31% $1.8B3 7 PEG Batesville Revenue: ~80% Increase In Revenue 4x The Number of Countries 2x The Number Businesses ~2x Free Cash Flow 1 Coperion not included in 2012 metrics 2 As of 9/16/19 3 FY 2018 62% 38%

8 Passionate Management Team Executing Strategy for Sustained Profitable Growth Hillenbrand Profitable Growth Strategy Strengthen & Build Platforms Organically and Through M&A Leverage Batesville for Cash Build Scalable Foundation Utilizing Hillenbrand Operating Model (HOM) Effectively Deploy Strong Free Cash Flow

9 Have Realized Benefits but Significant Opportunity Ahead of Us Hillenbrand Operating Model: A Competitive Advantage UNDERSTAND THE BUSINESS FOCUS ON THE CRITICAL FEW GROW: GET BIGGER AND BETTER Consistent and Repeatable Framework Designed to Produce Efficient Processes and Drive Profitable Growth and Superior Value

Process Equipment Group 10

11 HOM Drives Strong Profit Margin and Free Cash Flow Process Equipment Group at a Glance 1 Based on FY 2018 sales and Company estimates 2 Adjusted EBITDA Margin is a Non-GAAP measure. See appendix for reconciliation. REVENUE BY END MARKET1 REVENUE BY GEOGRAPHY1 PERFORMANCE ($M) ORDER BACKLOG ($M) $965 $1,028 $1,220 16.7% 17.3% 17.7% 0% 5% 10% 15% 20% 25% 30% 35% $500 $700 $900 $1,100 $1,300 FY 16 FY 17 FY 18 Revenue Adj. EBITDA Margin²

12 PRODUCT PORTFOLIO Products: Compounders and extruders Material handling equipment Feeders, components, and system solutions Parts & service Separation Products: Screening equipment Sizing equipment Parts & service Flow Control Products: Pumping solutions Highly-engineered valves Parts & service Size Reduction Products: Crushers Material handling equipment Parts & service END MARKETS Polyolefins Engineered Plastics Chemicals Processed Food & Pharma Minerals & Fertilizers Food & Agriculture Proppants Municipal Water and Wastewater Industrial Water and Wastewater Coal Power & Mining Forest Products Steel PORTION OF PEG REVENUE1 Diverse Brands with Significant Scale in Plastics 1 Based on FY 2018 sales.

13 Value-Added Services Include: Maintenance, Parts, Modernization, and Field Service Individual Components to Integrated Systems in Plastics COMPOUNDING & EXTRUSION SYSTEMS Highly-engineered conversion systems used in high volume polyolefin production (polyethylene and polypropylene) Smaller conversion systems for engineered plastics, PVC, and chemicals EQUIPMENT & COMPONENTS Feeding equipment and components for large and small systems Feeders Highly-engineered valves Pneumatic conveying subsystems MATERIALS HANDLING Large engineered pneumatic material handling systems mainly for the polyolefin industry Turnkey Solutions – Coperion engineers all key equipment and processes for a turnkey plant

14 PEG Strategy Strengthen Leadership Positions and Build Targeted Platforms Leverage core technologies and applications expertise to further penetrate current markets Grow platforms to critical mass in plastics & chemicals, food & pharma, separation, and flow control to achieve benefits of market leadership and scale Enter attractive new markets and near adjacencies with large addressable opportunities Leverage global footprint to expand customer base and win in new markets Drive Innovation and New Product Development Provide innovative product and service solutions to solve customers’ challenges Extend applications expertise to win in adjacent markets with high growth potential Develop new products driven by voice of customer input and changing needs Provide value-added end-to-end solutions from individual components to integrated systems Leverage HOM to Drive Margin Expansion and Profitable Growth Apply HOM tools, including voice of customer and segmentation, for profitable growth Drive best-in-class lead times to grow share in aftermarket parts & service business Implement strategic supplier relationships to improve cost and quality Enhance productivity through process standardization

Batesville 15

Batesville at a Glance

Customers	Licensed funeral directors
Geography	U.S. & Canada
Employees	3,000+
Sales Channel	~200 sales professionals selling direct to funeral homes
Manufacturing Operations	4 world-class, award-winning operations
Distribution Network	Rapid, reliable delivery through ~90 service centers

REVENUE BY PRODUCT


11%
89%
Caskets
Other

PERFORMANCE ($M)


$574
$562
$551
25.0%
25.2%
21.9%
FY 16
FY 17
FY 18
Revenue
Adj. EBITDA Margin[1]

Leadership Drives Strong Profit Margins and Free Cash Flow

[1] Adjusted EBITDA Margin is a Non-GAAP measure. See appendix for reconciliation.

HILLENBRAND | Investor Presentation 16

Sizable Market Impacted by Changing Consumer Preferences

Burials vs. Cremations (000s)[1]


4,000
3,000
2,000
1,000
-
2018
Deaths
Cremations
Burials
2010
2015
2020E
2025E
2030E

~$3B[1] Death Care Products Industry in U.S. and Canada


12%
19%
49%
20%
Caskets
Markers
Vaults
Cremation & Other

- Demand for caskets driven by long-term, predictable demographics, and consumer trends
- Consumer spending on caskets has not kept pace with inflation, resulting in annual mix decline
- Addressing industry challenges using HOM to guide our investments in new products and solutions

[1] Source: CDC, Cremation Association of North America, NFDA, and Company estimates.

HILLENBRAND | Investor Presentation 17

18 Batesville Strategy Strengthen Leadership Position in Death Care Leverage HOM to provide comprehensive offering and customized solutions Introduce new products in response to consumer trends Create personalization options aligned with consumer preferences Leverage technology connectivity to enhance consumer experience and create efficiencies Optimize Business Structure to Drive Profitability and Cash Flow Continuing to Strengthen and Develop Talent Recruit and develop leaders skilled in HOM tools to drive breakthrough thinking Develop next generation sales leaders to drive performance and strengthen relationships Expand digital marketing expertise and further develop strategic relationships Drive supply chain and SG&A productivity through continued application of HOM Implement supply chain financing to improve working capital and leverage lean to drive inventory efficiencies Enhance logistics capabilities by further incorporating mobile technologies

Acquisition of Milacron 19

20 A Transformative Deal to Create Meaningful Shareholder Value A pivotal step in Hillenbrand's vision to become a world-class global diversified industrial company Enhances Growth Opportunities with Leading Brands and New Technologies Adds Complementary Businesses; Increases Scale and Diversification Creates and Drives Efficiencies with Significant Cost Synergies Delivers Strong Financial Benefits Including Significant Recurring Revenue, EPS and Margin Accretion Acquisition of Milacron Provides Compelling Strategic and Financial Benefits

$11B 21 Delivering on Strategy Outlined at December 2017 Investor Day Milacron Transaction Aligns with Strategic Focus and M&A Criteria Building Leadership Positions in Core Markets and Adjacencies Plastics & Chemicals Food & Pharma Separation Flow Control $12B $16B $38B Strengthen & Build Platforms Organically and Through M&A Leverage Batesville for Cash Build Scalable Foundation Utilizing Hillenbrand Operating Model (HOM) Effectively Deploy Strong Free Cash Flow

22 Macro Trends Support Long-Term Sustained Growth for Durable Plastics Electronics Consumer Goods Automotive Packaging Eco-friendly Medical Construction Superior quality, shorter product lifecycles, and design flexibility Shortened product lifecycles, innovation in multi-material products, design flexibility Vehicle light-weighting Increased freshness, extended shelf life, and product visibility Bio Resin and recycled materials Conversion to plastic for safety and disposability Shift to plastics for durability, light weight and low maintenance Diverse, Long-Term Drivers Secular Trends Demand for products driven by strong secular trends, including a growing middle class Automotive increased use of light-weight plastics to improve fuel efficiency Packaging in emerging markets to improve food shelf life, freshness, and safety Medical applications focus on safety, improved drug and therapy delivery, as well as durability Construction ongoing shift to plastics that are more durable, lightweight and require little maintenance Increased desire for Eco-friendly innovations in the use of plastics and base materials

Milacron Businesses at a Glance¹ 23 ¹ 2018 financial metrics excluding Blow Molding business. 2 Adjusted EBITDA is a Non-GAAP measure. See appendix for reconciliation. $584M 2018 Revenue 14% Adj. EBITDA Margin2 Industrial Machinery / Custom Molders / Other 31% Construction 16% Automotive 15% Packaging 14% Consumer 13% Electronics 8% Medical 3% MELT DELIVERY & CONTROL SYSTEMS ADVANCED PLASTICS PROCESSING TECHNOLOGIES FLUID TECHNOLOGIES Highly engineered proprietary IP Global manufacturing footprint Integrated service lifecycle model driving aftermarket growth Largest field service technician network in the plastics industry Established industry leader with technologies essential to improving manufacturing operations $129M 2018 Revenue 23% Adj. EBITDA Margin2 Industrial Machinery / Custom Molders / Other 67% Automotive 23% Consumer 5% Electronics 5% $452M 2018 Revenue 29% Adj. EBITDA Margin2 Industrial Machinery / Custom Molders / Other 32% Automotive 23% Consumer 18% Packaging 11% Electronics 9% Medical 7% Hot runner systems and mold bases Extrusion Metal removal fluids Injection molding Parts & service

24 Stronger Position Across the Plastics Value Chain to Capitalize on New Opportunities Milacron Strengthens Position Across Plastics Value Chain Innovation in Biodegradable Plastics and Recycling New Capabilities in Molding and Extrusion to Produce End Products Full System Provider for World’s Largest, Most Complex Polyolefin Systems Core Product Engineering Capabilities to Innovate and Solve Customers’ Challenges Plastics Value Chain Recycling Base Resins Compounding Plastics Processing

25 Significant Catalysts and Opportunities of the Combined Company Large installed base of machines globally Close to the customer in every region Using installed base analytics to focus efforts on specific growth markets Driving life cycle approach; mix of reactive/proactive maintenance, targeted upgrade packages Installed Base & Aftermarket Diverse Portfolio; Underpenetrated Aftermarket Strong intellectual property portfolio Highly engineered solutions Industry leading service support to create the best customer experience through the life of the equipment Specialized engineers per market segment Application experts support sales with tech solutions Technology Acceleration Driven By Disruptive Technology and Innovation India Center of Excellence Employee cost advantage Engineering and Finance/IT service center currently segregated by business using common systems and tools New facility with room to grow Shared Services Continuously Improving Efficiency

Phase 1 Set-up & Prioritize Phase 2 Design & Plan Phase 3 Implement Plan Focus Areas Integration program management Financial baseline & synergy planning Integrate operating model to support capture of synergy opportunities Define organizational structure & talent management initiatives Assess culture, develop change management plan & communications approach 26 Leadership and Plan with a Goal to Effectively and Efficiently Integrate Milacron Integration Progress Update Integration Progress Engaged leading acquisition integration consultant Launched Integration Management Office (co-staffed) Launched Day 1 Readiness Teams Jim Hooven VP, Hillenbrand Operating Model Over 20+ years of experience with diversified industrial manufacturing Served as VP of Operational Excellence at Steel Partners and various operational roles at Danaher and Trane Integration Leader

Coperion Case Study | Integration Expertise

BACKGROUND

- Acquired for ~$545M in cash; added ~$670M in revenue; immediately accretive to earnings, net of acquisition costs
- Provided leadership position in the plastics industry
- Expanded global engineering, sales and service footprint
- Enhanced capability to design and execute large systems projects
- Established relationships with large multi-national customers

INITIATIVES

Leveraged Hillenbrand Operating Model to integrate K-Tron with Coperion and drive significant operational improvements

- Lean initiatives to drive greater efficiency in manufacturing and reduce lead times
- Footprint consolidation / site rationalizations
- Segmentation - restructured businesses into product line and service units
- Channel optimization, product line simplification and strategic pricing coperion


RESULTS

- ✓ Enhanced revenue growth opportunities with improved ability to provide complete solutions in plastics and adjacent end markets
- ✓ Significantly improved profitability with EBITDA margin expansion >500 bps[1]
- ✓ Improved working capital by ~5 turns[2]
- ✓ Accelerated transformation to global diversified industrial company

Effective Integration Process and Results

[1] Based on FY 2013 – FY 2018
[2] Based on company calculation

HILLENBRAND | Investor Presentation
27

28 Targeting ~$20-25M of Cost Synergies within the First 12 Months Post-close Significant Cost Synergies Identified; Additional Operational Efficiency and Revenue Opportunities Expected $50M Cost Synergies within 3 years post-close Reducing public company costs Realizing operating efficiencies Capturing direct and indirect spend opportunities Operational Efficiencies HOM implementation globally Footprint optimization Revenue Synergies Cross-sell extruder and material handling equipment Leverage combined service footprint to further penetrate aftermarket Additional Opportunities

Pro Forma Revenue Profile 29 HILLENBRAND MILACRON PRO FORMA REVENUE BY GEOGRAPHY REVENUE BY END MARKETS *Company estimates based on FY 2018 revenue 58% 22% 20% Americas EMEA Asia 50% 17% 13% 12% 6% 2% North America Europe China India Other Asia RoW 55% 20% 25% Americas EMEA Asia 42% 31% 8% 6% 4% 4% 9% Plastics Death Care Minerals & Mining Chemicals Water/Wastewater Food & Pharma Other 31% 19% 14% 8% 8% 8% 5% 7% Custom Molders Automotive Consumer Goods Packaging Electronics Construction Medical Other 26% 19% 12% 7% 5% 5% 4% 3% 3% 3% 18% Plastics Death Care Custom Molders Automotive Consumer Goods Minerals/Mining Chemicals Packaging Electronics Construction Other

Financial Overview 30

31 Working Capital Focus Driving FCF Generation and Fueling Investment for Future Growth 10-Year Cash Performance Overview FREE CASH FLOW ($M)1 WORKING CAPITAL TURNS3 FCF CONVERSION1 1 Free Cash Flow and Free Cash Flow Conversion are Non-GAAP measures. See appendix for reconciliation. 2 FY18 FCF Conversion is adjusted for impairment. See appendix for reconciliation.; 3 Based on company calculation.; 4 2015 impacted by working capital timing Goal: >100% 111% 110% 158% 112% 149% 140% 65% 4 186% 175% 153% 2 0% 50% 100% 150% 200% 250% FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 $113 $102 $168 $117 $97 $156 $74 4 $217 $224 $221 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 5.2x 6.1x 5.6x 5.4x 6.6x 7.8x 5.1x 4 6.2x 8.5x 9.4x FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18

32 Backlog and Increased Aftermarket Sales Expected to Support More Stable Cash Generation Well-Positioned for Continued Cash Generation Aftermarket Sales Backlog1 Strong aftermarket content supports recurring revenue Significant number of large, long-dated projects xxx Average:35% of Sales 1See appendix for discussion of calculation of backlog. $606 $632 $711 $753 $783 $815 $946 $960 $940 $0.0 $200.0 $400.0 $600.0 $800.0 $1,000.0 $1,200.0 F3Q17 F4Q17 F1Q18 F2Q18 F3Q18 F4Q18 F1Q19 F2Q19 F3Q19 $358 $368 $406 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 120.0% $0.0 $100.0 $200.0 $300.0 $400.0 $500.0 $600.0 $700.0 FY 16 FY 17 FY 18

Large Installed Base Provides Long Tail for Revenue Generation


ILLUSTRATIVE LIFECYCLE OF AFTERMARKET SALES AND SERVICE
NEW EQUIPMENT BUSINESS
AFTERMARKET BUSINESS
YEAR
0
3
16+
POLYOLEFIN
Extruders
Turnaround
Modernization
Turnaround
Material Handling
Modernization
Feeders
OI
ENGINEERED PLASTIC
Extruders
Turnaround
Modernization
Turnaround
Material Handling
Modernization
Feeders
OI
Order Intake - New Machine
Spare Parts Package
Commissioning / Startup
Aftermarket Sales

HILLENBRAND | Investor Presentation
33

34 Portfolio Diversity Expected to Provide Sufficient Liquidity to Navigate through Different Macro Environments Ability to Generate Cash Flow through the Cycle Note: Chart is Illustrative Relatively immune to cyclical swings Provides relatively stable trend Enters cycle slowly; exits slowly Enters cycle quickly; Rebounds quickly Timing and Magnitude of Downturns Affect Businesses Differently Backlog includes significant number of large, long-dated projects Small to medium equipment enter/exit cycles more quickly Aftermarket parts and service move in/out of cycles rapidly Milacron’s businesses track differently Downturn/Recession Scenario Batesville Aftermarket Small/Medium Equipment Large Systems 0 500 1,000 1,500 2,000 2,500 3,000 EBITDA

Capital Allocation: FY16 – FY18 Capital Allocation Framework 35 Committed to Rapidly Deleveraging to <2.75x by 12 Months Post-Close REINVEST IN THE BUSINESS Drive innovation and new product development Expand into new end markets and geographies Annual capex <2% of revenue STRATEGIC ACQUISITIONS Strengthen existing leadership positions and build targeted platforms Acquisitions remain a strategic priority; curtailing M&A post-Milacron as we focus on deleveraging RETURN CASH TO SHAREHOLDERS Dividend yield of 2.7%1; ten consecutive years of dividend increases Opportunistic share repurchases, primarily to offset dilution, curtailing repurchases as we focus on deleveraging 1 As of 9/16/19 12% 41% 27% 19% Capital Expenditures Acquisitions Dividends Share Repurchases

36 Proven Track Record of Paying Down Debt and Maintaining Investment Grade Rating Successful Track Record of Deleveraging Post-Transaction Source: Company filings and credit agreement compliance certificates 1 Defined as (“Total Debt – Cash”) / Consolidated EBITDA. Calculated using Consolidated EBITDA as defined in the credit agreement in effect during the relevant reporting period. Net Leverage1 K-Tron & TerraSource Acquisition Rotex Acquisition Coperion Acquisition ABEL & Red Valve Acquisitions Strategic Pension Funding

Key Messages 37 Significant strides transforming Hillenbrand into a global diversified industrial company 1 Focused on building platforms to develop scale and enhance leadership positions to drive profitable growth; integrating Milacron is a key priority 4 Market leadership driven by highly-engineered products with core technologies differentiated by applications expertise 2 The Hillenbrand Operating Model (HOM) is a competitive differentiator; historically focused on margin expansion and now adding tools to drive profitable growth 3 Strong free cash flow with focus on rapidly paying down debt post-Milacron acquisition; temporarily lowering priority of M&A and share repurchases 5 Passionate leadership team driving transformation with runway for significant shareholder value creation 6

Appendix 38

Disclosure Regarding Non-GAAP Measures While we report financial results in accordance with accounting principles generally accepted in the United States (GAAP), we also provide certain non-GAAP operating performance measures. These non-GAAP measures are referred to as “adjusted” and exclude impairment charges, expenses associated with business acquisition, development, and integration, restructuring and restructuring related charges, litigation, inventory step-up, backlog amortization, and pension settlement charges. The related income tax for all of these items is also excluded. These non-GAAP measures also exclude the non-recurring tax benefits and expenses related to the Tax Act. This non-GAAP information is provided as a supplement, not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. One important non-GAAP measure that we use is adjusted earnings before interest, income tax, depreciation, and amortization (“adjusted EBITDA”). A part of our strategy is to selectively acquire companies that we believe can benefit from our core competencies to spur faster and more profitable growth. Given that strategy, it is a natural consequence to incur related expenses, such as amortization from acquired intangible assets and additional interest expense from debt-funded acquisitions. Accordingly, we use adjusted EBITDA, among other measures, to monitor our business performance. Free cash flow (FCF) is defined as cash flow from operations less capital expenditures. We use the related term, free cash flow to net income conversion rate to refer to free cash flow divided by GAAP net income. Hillenbrand considers FCF and free cash flow to net income conversion rate important indicators of the Company’s liquidity, as well as its ability to fund future growth and to provide a return to shareholders. FCF does not include deductions for debt service (repayments of principal), other borrowing activity, dividends on the Company’s common stock, repurchases of the Company’s common stock, business acquisitions, and other items. Another important non-GAAP measure that we use is backlog. Backlog is not a term recognized under GAAP; however, it is a common measurement used in industries with extended lead times for order fulfillment (long-term contracts), like those in which our Process Equipment Group competes. Order backlog represents the amount of consolidated revenue that we expect to realize on contracts awarded related to the Process Equipment Group. Backlog includes expected revenue from large systems and equipment, as well as replacement parts, components, and service. Given that there is no GAAP financial measure comparable to backlog, a quantitative reconciliation is not provided. We use this non-GAAP information internally to make operating decisions and believe it is helpful to investors because it allows more meaningful period-to-period comparisons of our ongoing operating results. The information can also be used to perform trend analysis and to better identify operating trends that may otherwise be masked or distorted by these types of items. The Company believes this information provides a higher degree of transparency. 39

Adjusted EBITDA to Consolidated Net Income Reconciliation 40 ($ in millions) Years Ended September 30, 2018 2017 2016 2015 2014 2013 2012 Adjusted EBITDA: Process Equipment Group $ 215.8 $ 177.7 $ 160.9 $ 160.5 $ 150.4 $ 116.4 $ 79.7 Batesville 120.8 141.9 143.5 145.5 150.8 161.0 152.8 Corporate (42.3) (38.6) (37.3) (37.3) (25.7) (29.9) (25.1) Less: Interest Income (1.4) (0.9) (1.2) (1.0) (0.8) (0.6) (0.5) Interest Expense 23.3 25.2 25.3 23.8 23.3 24.0 12.4 Income Tax Expense 65.3 59.9 47.3 49.1 48.7 28.3 30.1 Depreciation and Amortization 56.5 56.6 60.4 54.3 58.4 89.4 40.4 Business Acquisition, Development, and Integration 3.5 1.1 3.7 3.6 8.4 16.0 4.2 Inventory Step-up - - 2.4 - - 21.8 - Restructuring and Restructuring Related 2.5 10.7 10.2 7.5 5.5 2.8 8.3 Impairment Charge 63.4 - 2.2 - - - - Litigation - - - 0.5 20.8 0.2 5.5 Pension Settlement Charge - - - 17.7 - - - Other - - - - - 0.2 - Long-term Incentive Compensation Related to the Int’l Integration - - - - - - 2.2 Consolidated Net Income $ 81.2 $ 128.4 $ 116.8 $ 113.2 $ 111.2 $ 65.4 $ 104.8

Cash Flow Information

($ in millions)	Years Ended September 30,									
	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Operating Activities										
Consolidated net income (A)	$ 81.2	$ 128.4	$ 116.8	$ 113.2	$ 111.2	$ 65.4	$ 104.8	$ 106.1	$ 92.3	$ 102.3
Depreciation and amortization	56.5	56.6	60.4	54.3	58.4	89.4	40.4	36.1	28.2	18.5
Impairment Charge (D)	63.4	-	-	-	-	-	-	-	-	-
Change in Working Capital	4.6	33.3	51.2	(86.8)	22.6	(12.3)	(19.8)	(16.4)	16.9	6.5
Pension Settlement	-	-	-	17.7	-	-	-	-	-	-
Other, Net	$ 42.6	$ 27.9	$ 9.8	$ 6.6	$ (12.6)	$ (15.3)	$ 12.8	$ 63.7	$ (19.2)	$ (4.1)
Net cash provided by operating activities (B)	**248.3**	**246.2**	**238.2**	**105.0**	**179.6**	**127.2**	**138.2**	**189.5**	**118.2**	**123.2**
Capital Expenditures (C)	(27.0)	(22.0)	(21.2)	(31.0)	(23.6)	(29.9)	(20.9)	(21.9)	(16.3)	(10.0)
Acquisition of Businesses, Net of Cash Acquired	-	-	(235.4)	-	-	(415.7)	(4.4)	(240.9)	(371.5)	-
Debt Activity	(174.1)	(147.2)	83.8	(26.2)	(104.1)	385.6	(162.3)	28.1	334.2	(40.0)
Dividends	(52.1)	(51.9)	(51.1)	(50.4)	(49.7)	(48.7)	(47.6)	(46.9)	(46.2)	(45.6)
Other	(5.1)	(11.1)	(10.6)	(7.1)	13.1	4.0	1.7	109.2	44.8	(7.1)
Net change in cash	$ (10.0)	$ 14.0	$ 3.7	$ (9.7)	$ 15.3	$ 22.5	$ (95.3)	$ 17.1	$ 63.2	$ 20.5
Free Cash Flow (B-C)	**$ 221.3**	**$ 224.2**	**$ 217.0**	**$ 74.0**	**$ 156.0**	**$ 97.3**	**$ 117.3**	**$ 167.6**	**$ 101.9**	**$ 113.2**
Free Cash Flow Conversion (FCF/(A+D))	**154%**	**175%**	**186%**	**65%**	**140%**	**149%**	**112%**	**158%**	**110%**	**111%**

HILLENBRAND | Investor Presentation 41

42 FY18 Free Cash Flow to Net Income Conversion as Adjusted for Impairment Twelve Months Ended September 30, 2018 Net cash provided by operating activities $ 248.3 Less: Capital expenditures 27.0 Free cash flow $ 221.3 Consolidated net income $ 81.2 Impairment charges (net of tax) 62.3 Consolidated net income excluding the non-cash impairment charge $ 143.5 Free cash flow to net income conversion rate 154% ($ in millions)

Milacron Adjusted EBITDA to Consolidated Net Income Reconciliation1 43 1 Excludes Blow Molding business. Certain adjustments historically made by Milacron to arrive at Adjusted EBITDA were excluded for purposes of conforming to Hillenbrand’s methodology of calculating Adjusted EBITDA. ($ in millions) 2018 2017 2016 Consolidated net income 41.5 $ 1.1 $ 30.5 $ Loss from discontinued operations (net of income taxes) 5.1 6.7 6.5 Interest expense 42.9 44.5 60.8 Income tax expense 18.5 14.9 14.6 Depreciation and amortization 52.1 54.3 55.9 Currency effect on intercompany advances 3.1 (6.7) (1.6) Long-term equity awards 10.1 9.4 7.1 Fair market value adjustments - - 0.2 Debt costs 1.2 27.1 - Business acquisition and integration 4.0 6.0 4.7 Restructuring and restructuring related 35.7 51.3 29.0 Other 5.4 12.5 3.9 Adjusted EBITDA (as reported by Milacron) 219.6 $ 221.1 $ 211.6 $ Less: Adjustments to conform with Hillenbrand: Currency effect on intercompany advances (3.1) 6.7 1.6 Long-term equity awards (10.1) (9.4) (7.1) Adjusted EBITDA (conformed to Hillenbrand) 206.4 $ 218.4 $ 206.1 $ Years Ended December 31,